

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2008

<u>Via U.S. Mail and Facsimile</u>

John A. Ruddy
Interim Chief Executive Officer
Maverick Oil and Gas, Inc.
16415 Addison Road
Suite 850
Addison, Texas 75001

> **Re: Maverick Oil and Gas, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2008**
> **File No. 0-50428**

Dear Mr. Ruddy:

     We have completed our review of your Preliminary Proxy Statement and related filings and do not, at this time, have any further comments.

                                                            Sincerely,

                                                            H. Roger Schwall
                                                            Assistant Director

cc: Steve Brill (609.896.1469)